Exhibit 97.1

INCENTIVE-BASED COMPENSATION RECOVERY POLICY

Overview

The Board of Trustees (the “Board”) of COPT Defense Properties (the “Company”) has adopted this Incentive-Based Compensation Recovery Policy (the “Policy”) to comply with Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 10D-1 promulgated thereunder (“Rule 10D-1”) and Paragraph 303A.14 of the Listing Standards Manual (the “Listing Standards”) of the New York Stock Exchange (the “NYSE”), which require the recovery of certain Incentive-Based Compensation (defined below) in the case of a Restatement (defined below).

This Policy amends and supersedes in its entirety the Company’s Recoupment Policy governing the Company’s ability to recoup incentive awards, as adopted by the Board on December 13, 2012, and shall be effective while the Company is listed on the NYSE.

Administration

The Board shall have express discretionary authority to interpret and construe this Policy and to make all determinations with respect to this Policy. Such interpretation and construction will be in a manner consistent with the requirements of Section 10D of the Exchange Act and Rule 10D-1 (or any successor statute or rule) and any other applicable rules or listing standards adopted by the U.S. Securities and Exchange Commission (the “SEC”) or the NYSE. All interpretations, constructions and determinations made by the Board under this Policy shall be final and binding on all parties. This Policy may only be amended, revised, or modified with the approval of the Board and may be amended from time to time as necessary to reflect changes in applicable regulations and/or listing standards adopted by the SEC or the NYSE. Compliance with this Policy cannot be waived.

This Policy shall not limit the rights of the Company to take any other actions or pursue other remedies that the Board may deem necessary or appropriate under the circumstances and/or under applicable law, including Section 304 of Sarbanes Oxley Act of 2002. Subsequent changes in employment status, including retirement or termination of employment, shall not affect the Company’s ability to recover any compensation pursuant to this Policy, subject to the requirements of applicable law, including any applicable statutes of limitation.

Definitions

    The following terms or words used in this Policy and not otherwise defined shall have the meanings set for the below:

Incentive-Based Compensation. For purposes of this Policy, Incentive-Based Compensation is any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

For the avoidance of doubt, Incentive-Based Compensation does not include (i) base salary; (ii) “sign-on” bonuses or other compensation granted solely due to the commencement of employment with the Company; (iii) compensation based on completion of a specific period of employment or service; or (iv) compensation awarded based on subjective, non-financial, strategic or operational measures that are not Financial Reporting Measures.

Financial Reporting Measure. A financial reporting measure is a measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. For purposes of this Policy, the term “Financial Reporting Measure” includes the Company’s stock price and total shareholder return, whether expressed as an absolute or relative metric. A Financial Reporting Measure need not be presented in the Company’s financial statements or included in a filing with the SEC.

Section 16 officer. Rule 10D-1(b)(1)(i) requires the Policy to cover persons who serve or served as an executive officer of the Company at any time during the performance period for the Incentive-Based Compensation. In accordance with the definition provided by Rule 10D-1 and the Listing Standards, this Policy applies to a current or former “officer” of the Company as defined under Section 16a-1(f) of the Exchange Act (“Section 16 officer”).

Notwithstanding the foregoing, Incentive-Based Compensation shall not be recovered under this Policy to the extent received by any person (i) before the date the person was determined by the Board to be a Section 16 officer of the Company; or (ii) who was not, at any time during the performance period for the Incentive-Based Compensation, a Section 16 officer of the Company.

Received. For purposes of this Policy, Incentive-Based Compensation is deemed to be received in the fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant may not occur until after the end of that fiscal period. Incentive-Based Compensation in the form of an equity award that vests solely upon the basis of a Financial Reporting Measure performance condition will be deemed to be received in the fiscal period in which it vests.

Recovery Period. For purposes of this Policy, the applicable recovery period shall be the three completed fiscal years of the Company immediately preceding the date on which the Company is required to prepare a Restatement, which date is the earlier of (i) the date the Board, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement; or (ii) a date that a court, regulator or other legally-authorized body directs the Company to prepare a Restatement. Such three-year period may be further increased by a transition period of less than nine months resulting from a change in the Company’s fiscal year within or immediately following those three completed fiscal years.

Restatement. An accounting restatement of the Company’s financial statements (i.e., statement of financial position (balance sheet), comprehensive income, cash flows, stockholders’ equity, and related schedules and accompanying footnotes) due to material noncompliance with any financial reporting requirement under the federal securities laws, including any required accounting restatement to correct an error in previously issued financial statements (i) that is material to the previously issued financial statements, or (ii) that would result in a material misstatement if the error were corrected in the current period only or left uncorrected in the current period. Notwithstanding the foregoing, in general the following retrospective events will not, in and of themselves, be deemed a “Restatement” for purposes of this policy: (a) Application of a change in accounting principle; (b) Revision to reportable segment information due to a change in the structure of an issuer’s internal organization; (c) Reclassification due to a discontinued operation; (d) Application of a change in reporting entity, such as from a reorganization of entities under common control; and (e) Revision for stock splits, reverse stock splits, stock dividends or other changes in capital structure. Likewise, out-of-period adjustments recorded in current-year financial statements which are immaterial or reclassifications to previously issued financial statements and are immaterial to the current period do not constitute a “Restatement” as set forth in this policy.

Recovery

    To the extent permitted or required by applicable law, the Board shall seek to recover any erroneously awarded Incentive-Based Compensation from each of the Section 16 officer(s) based on the occurrence of a Recovery Event (as defined below). The Recovery Event shall apply to all of the Section 16 officer(s), even if the Section 16 officer(s) were not directly involved in the particular Recovery Event. For purposes of this Policy, a “Recovery Event” shall mean, that in the event the Company is required to prepare a Restatement, the Company shall, as promptly as reasonably possible, recover any erroneously awarded Incentive-Based Compensation Received by a Section 16 officer during the Recovery Period. The amount of erroneously awarded Incentive-Based Compensation will be the excess of the Incentive-Based Compensation Received by the Section 16 officer (whether in cash or shares) based on the erroneous data in the original financial statements over the Incentive-Based Compensation (whether in cash or in shares) that would have been Received by the Section 16 officer had it been based on the restated results, without respect to any tax liabilities incurred or paid by the Section 16 officer.

For incentive-based compensation based on total shareholder return or Company stock price, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in a Restatement, the amount shall be based on the Company’s reasonable estimate of the effect of the Restatement on the applicable measure and the Company shall maintain documentation of the determination of that reasonable estimate and provide it to the NYSE.

Method of Recovery

    The Board shall determine, in its sole discretion, the method of recovering any Incentive-Based Compensation pursuant to this Policy. The Company is authorized and directed to recover any erroneously awarded Incentive-Based Compensation in compliance with this Policy unless the Compensation Committee of the Board determines that recovery would be impracticable solely for the following limited reasons, and subject to the following procedural and disclosure requirements: (i) the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered, which determination must be made only after a reasonable and documented attempt by the Company to recover the erroneously awarded Incentive-Based Compensation (with documentation of such reasonable attempt to recover to be provided to NYSE); or (ii) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to Company employees, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended, and U.S. Treasury regulations promulgated thereunder.

The Company shall not indemnify any current or former Section 16 officer against the loss of erroneously awarded Incentive-Based Compensation, and shall not pay, or reimburse any Section 16 officer for, premiums incurred or paid for any insurance policy to fund such Section 16 officer’s potential recovery obligations.

Following any recovery by the Company of any erroneously awarded Incentive-Based Compensation pursuant to this Policy, the Company shall use its commercially reasonable efforts to provide to each Section 16 officer from whom erroneously awarded Incentive-Based Compensation is recovered a revised or amended tax reporting information (e.g., Form W-2s) reflecting such recovery.

Reporting, Disclosure and Monitoring

The Company shall make all required disclosures and filings with the SEC with respect to this Policy in accordance with the requirements of the federal securities laws.

Adopted by the Board of Trustees on November 9, 2023.

INCENTIVE-BASED COMPENSATION RECOVERY POLICY

POLICY ACKNOWLEDGEMENT

    I, the undersigned, agree and acknowledge that I am fully bound by, and subject to, all of the terms and conditions of the Incentive-Based Compensation Recovery Policy (the “Policy”) of COPT Defense Properties (the “Company”). I further acknowledge that any right of recovery under the Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Company pursuant to the terms of any employment agreement, equity award agreement, equity incentive plan, cash incentive plan or similar agreement, plan, or policy and any other legal remedies available to the Company. In the event it is determined by the Board of Trustees, the Compensation Committee or their designee(s) that any amounts granted, awarded, earned, or paid to me must be forfeited or reimbursed to the Company, I will promptly take any action necessary to effectuate such forfeiture and/or reimbursement.

By:
Name:
Title:
Date: